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Via Edgar

October 18, 2022

Tyler Howes

Alan Campbell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vickers Vantage Corp. I
Amendment No. 4 to Registration Statement on Form S-4
Filed September 13, 2022
Interim Response Letter dated October 4, 2022
File No. 333-264941

Dear Mr. Howes and Mr. Campbell:

On behalf of our client, Vickers Vantage Corp. I, a Cayman Islands exempted company (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the (1) Staff’s letter dated September 23, 2022 (the “September Comment Letter”) with respect to the above-referenced Amendment No. 4 to Registration Statement on Form S-4 filed on September 13, 2022; and (2) Staff’s letter dated October 12, 2022 (the “October Comment Letter” and together, the “Comment Letters”) with respect to the above-referenced interim response letter dated October 4, 2022.

Concurrent herewith, the Company has filed via Edgar its Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which reflects the Company’s responses to the Comment Letters and certain other updated information. Please note that our responses below, insofar as relevant information relates to Scilex Holding Company (“Scilex”) or its parent, Sorrento Therapeutics, Inc. (“Sorrento”) or matters arising from participation by Scilex or Sorrento in the preparation of the Amendment No. 5, are based on our discussions with and information received from, Scilex and Sorrento and their counsel, Paul Hastings LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the September Comment Letter and October Comment Letter, respectively, is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 5. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 5.

October 18, 2022 Page 2

September Comment Letter

Amendment No. 4 to Registration Statement on Form S-4

Cover Page

1.	Please revise your cover page disclosure to state that for as long as Sorrento owns any shares of New Scilex Series A Preferred Stock, it will have the right to designate each director to be nominated, elected or appointed to the New Scilex Board, as indicated throughout the prospectus. Please also revise to state that the Series A Preferred Stock will have a liquidation preference, that New Scilex will be prohibited from taking certain actions without the consent of Sorrento and provide a cross-reference to the portion of the prospectus where these provisions are fully described.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Vickers, page 198

2.	Please expand your discussion and analysis of Vickers’ results of operations and liquidity and capital resources to include the annual periods provided in addition to the interim periods. Refer to Item 14 of Form S-4 and Item 303(b) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 220-222.

Unaudited Pro Forma Condensed Combined Financial Information

Note 5 - Net Income (Loss) per Share, page 292

3.	Please provide the disclosures regarding the impact of the New Scilex Series A Preferred Stock to the calculation of basic and diluted net loss per share. Refer to ASC 260-10-50-1 for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 323-324.

October 18, 2022 Page 3

October Comment Letter

Registration Statement on Form S-4 filed May 13, 2022

Questions and Answers About the Business Combination and the Meeting, page 6

1.	Please add a Q&A discussing the material terms of the Funding Letter entered into with Sorrento and the reasoning for entering into this agreement. Please also disclose if any consideration was received by Sorrento in connection with the Funding Letter. In your revisions, please include a discussion of the consequences to investors if the Maximum Redemption scenario occurs and Sorrento elects not to provide funds pursuant to the Funding Letter.

Response: In response to the Staff’s comment, a Q&A discussing the material terms of the Funding Commitment Letter (as well as the Vickers Debt Agreement and Warrant Transfer Agreement) has been added to pages 8-10, which includes the additional requested disclosure with respect to (a) consideration received by Sorrento and (b) the consequences to investors if the Maximum Redemption scenario occurs.

Questions and Answers About the Business Combination and the Meeting
Q: What is the Debt Exchange Agreement?, page 7

2.	We note the draft disclosures you intend to include in your next amendment regarding the Funding Letter. Please expand your disclosures to address each of the following:

●	Clarify, if correct, that Sorrento has the option to fund Scilex’s Loan Request under the Funding Letter but not the requirement. Discuss the consequences to the Business Combination if Sorrento elects not to provide Scilex with the loan amount.

Response: The Company respectfully advises the Staff that the Funding Commitment Letter has been revised to require that, upon Scilex’s request, Sorrento shall provide funding of up to $10,000,000 to help facilitate satisfaction of the net tangible assets requirement under the Company’s charter and the Merger Agreement. Accordingly, the Company has revised the disclosure on pages 7-10 to reflect such requirement. A copy of the Funding Commitment Letter has been filed as Exhibit 10.61 to Amendment No. 5.

●	Provide a more recent amount of the Aggregate Outstanding Amount to the extent that additional debt has been incurred by Scilex. In this regard, we note from your draft disclosures on page 310 that Scilex repurchased the remaining outstanding principal balance under the Scilex Pharma Notes of $39.7 million with only $6.8 million in cash and cash equivalents as of June 30, 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 39-40, 147-148, and 308 to reflect the repayment of $34,612,000 on the Scilex Pharma Notes and that such repayment will be treated as an additional portion of the Aggregate Outstanding Amount under the Debt Exchange Agreement.

●	Revise the aggregate number of shares of Scilex Preferred Stock that would be issued at closing and the number of shares of New Scilex Series A Preferred Stock and New Scilex Common Stock that would be issued at the Effective Time in consideration for the subsequent debt issuances and the amount Scilex would need to request under the Funding Letter to meet the minimum net tangible assets balance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 39-40, 147-148, and 308-310.

October 18, 2022 Page 4

Please address this comment throughout the Form S-4.

Response: In response to the Staff’s comment, the Company has addressed this throughout the Form S-4.

Q: What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares..., page 9

3.	Please update this Q&A to include the potential future sources of dilution arising from the Funding Letter entered into with Sorrento.

Response: In response to the Staff’s comment, the Company has revised the Q&A on pages 12-13.

Risk Factors, page 39

4.	Please include a risk factor discussing the material risks to investors arising from the funding letter entered into with Sorrento. Please affirmatively state, if true, that Sorrento has the option, but not the obligation, to advance funding to Scilex to ensure the parties meet the net tangible asset requirement of $5,000,001 at the Effective Time of the merger. Your risk factor should also address the material risks to investors if Sorrento does not elect to advance funding to Scilex, including the risk that the parties may fail to meet the net tangible asset requirement and will not be able to proceed with the business combination.

Response: As noted above in the response to comment 2, the Company respectfully advises the Staff that the Funding Commitment Letter has been revised to require that, upon Scilex's request, Sorrento shall provide funding of up to $10,000,000 to help facilitate satisfaction of the net tangible assets requirement under the Company’s charter and the Merger Agreement. The Company further advises the Staff that, as described in Amendment No. 5, it is possible that in the maximum redemption scenario, the Company may still not be able to satisfy the net tangible assets requirement. As such, it has added a risk factor discussing the risks arising from the maximum redemption scenario, including the possibility that the parties may fail to meet the net tangible assets requirement and will not be able to proceed with the business combination on page 122. The Company has also noted this risk on pages 7-8 and 317.

Background of the Business Combination, page 116

5.	Please revise this section to provide a more fulsome description of the discussions and negotiations related to the Funding Letter. Include a discussion of any negotiated terms, parties involved in any negotiations, alternative transactions considered and the parties’ reasoning for choosing to enter into the Funding Letter.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 135-136.

October 18, 2022 Page 5

Unaudited Pro Forma Condensed Combined Financial Information, page 301

6.	To the extent that Sorrento funded all or any portion of Scilex’s repayment of the Scilex Pharma Notes for $39.7 million on September 28, 2022, please revise the tabular presentation at the bottom of page 302 and footnote 4 to update the Aggregate Outstanding Amount per the Debt Exchange Agreement for this transaction and the corresponding number of shares of New Scilex Series A Preferred Stock and New Scilex Common Stock to be issued. To provide investors with a more easily understandable presentation, revise footnote 4 to include a tabular format for the New Scilex Common Stock and New Scilex Series A Preferred Stock to be issued (a) as merger consideration; (b) under the Debt Exchange Agreement based on the Aggregate Outstanding Amount as of June 30, 2022; (c) the additional Aggregate Outstanding Amount due to the repayment of the Scilex Pharma Notes on September 28, 2022; and (d) the additional Aggregate Outstanding Amount due to the Funding Letter under the maximum redemption scenario only.

Response: In response to the Staff’s comment, the Company has table presented revised the at the bottom of page 307 and footnote 4 to such table.

7.	Based on the language in the draft Funding Letter, it appears that Sorrento is not required to honor any Loan Request by Scilex. If this is correct, please expand your presentation for the maximum redemption scenario to give effect to the full range of possible results (i.e., Sorrento fulfills Scilex’s Loan Request and Sorrento elects not to fulfill Scilex’s Loan Request). For the scenario under which Sorrento does not elect to fulfill Scilex’s Loan Request, clearly disclose the implications to the closing of the Business Combination. Refer to Article 11-02(a)(10) of Regulation S-X for guidance.

Response: As noted above in the response to comment 2, the Company respectfully advises the Staff that the Funding Commitment Letter has been revised to require that, upon Scilex's request, Sorrento shall provide funding of up to $10,000,000 to help facilitate satisfaction of the net tangible assets requirement under the Company’s charter and the Merger Agreement. The Company has revised disclosure in the Unaudited Pro Form Condensed Combined Financial Information to reflect the foregoing and has expanded the disclosure to address what happens to the net tangible assets balance if Scilex is able to transfer an additional $21,000,000 in liabilities to Sorrento.

8.	Please expand the table presented at the bottom of page 302 to also disclose the number of shares of New Scilex Series A Preferred Stock to be issued to Sorrento under each scenario presented to allow investors to fully understand the capital structure of the merged entity.

Response: In response to the Staff’s comment, the Company has revised the table presented at the bottom of page 307 to also disclose the number of shares of New Scilex Series A Preferred Stock to be issued to Sorrento under each scenario presented.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 305

9.	Please reflect Scilex’s repayment of the Scilex Pharma Notes in accordance with the fourth amendment to those Notes on September 28, 2022. Also address this comment to the corresponding pro forma statements of operations. Refer to Article 11-01(a)(8) of Regulation S-X for guidance.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 311-312 and in the corresponding pro forma statements of operations.

October 18, 2022 Page 6

Note 3 - Transaction Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022, page 315

10.	We note the expanded disclosures you intend to include for footnote (G). It is unclear why you have included the expanded disclosures with this footnote, since the additional information is not relevant under the No Redemption Scenario for which footnote (G) relates. Rather, it would appear this additional disclosure is more appropriately related to footnote (O).

Response: In response to the Staff’s comment, the Company has revised footnote (G) and footnote (O) on pages 322-323.

11.	We note your addition of footnote (O) for the Funding Letter. Please expand this disclosure to demonstrate how the $29.1 million of additional funding from Sorrento results in net tangible assets of $6 million. Ensure your disclosure clearly addresses the $42.6 million of intangibles-net and $13.5 million of goodwill included in total assets. In this regard, we note your reference to Rule 3a51-1(g)(1) of the Exchange Act on page 7 for the definition of net tangible assets.

Response: In response to the Staff’s comments, the Company has added disclosure on pages 316-317 to include tables to illustrate the net tangible assets balance under each of the redemption scenarios.

13.          Subsequent Events, page F-101

12.	Please expand your disclosures to include the repayment and extinguishment of the Scilex Pharma Notes on September 28, 2022, including how the repayment was funded and how the transaction was accounted for in the financial statements.

Response: In response to the Staff’s comments, the Company has expanded the disclosure on page F-102.

Please do not hesitate to contact Joan Guilfoyle at (202) 524-8467 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Mitchell Nussbaum, Esq. Loeb & Loeb LLP

Joan Guilfoyle, Esq. Loeb & Loeb LLP

Jeffrey Chi Vickers Vantage Corp. I.

Chris Ho Vickers Vantage Corp. I.

Mhamed Mengad Vickers Vantage Corp. I.

Henry Ji, Ph.D. Scilex Holding Company

Jaisim Shah Scilex Holding Company

Jeffrey Hartlin, Esq. Paul Hastings LLP

Elizabeth Razzano, Esq. Paul Hastings LLP